UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2006

                       Commission File Number 001-04226

                         KERZNER INTERNATIONAL LIMITED
                (Translation of registrant's name into English)

                  Coral Towers, Paradise Island, The Bahamas
                  ------------------------------------------
                    (Address of principal executive office)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F |X| Form 40-F |_|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_| No |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_| No |X|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 18, 2006, Kerzner International Limited (the "Company") and Kerzner International North America, Inc. issued a press release announcing that they had received tenders of and consents with respect to approximately 97.6% of the aggregate outstanding principal amount of their 6 3/4% senior subordinated notes due 2015. A copy of the press release is being furnished as Exhibit 99.1 hereto.


This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-4 filed on July 2, 2004, File No. 333-129945,
(ii) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (iii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iv) Form S-8 filed on December 10, 2004, File No. 333-121164, (v) Form S-8 filed on October 11, 2002, File No. 333-100522, (vi)
Form S-8 filed on December 7, 2000, File No. 333-51446 and (vii) Form S-8 filed on December 17, 1996, File No. 333-15409.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: August 18, 2006             KERZNER INTERNATIONAL LIMITED

                                  By:  /s/ Giselle M. Pyfrom
                                       -----------------------------------
                                       Name:   Giselle M. Pyfrom
                                       Title:  Senior Vice President, Assistant
                                               Secretary and General Counsel

                                 EXHIBIT INDEX

Exhibit
Number       Description of Exhibit
-------      ----------------------

99.1 Press Release on August 18, 2006: "Kerzner Receives Requisite Consents Relating to 6 3/4% Senior Subordinated Notes Due 2015"